Filed by: National Penn Bancshares, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933 Exchange Act File No.: 000-10957
                          Subject Company: FirstService Bank




         Immediate


         Gary L. Rhoads at (610) 369-6341


NATIONAL PENN BANCSHARES REPORTS TWENTY-FIFTH YEAR OF RECORD EARNINGS
---------------------------------------------------------------------

         Boyertown, PA, January 21, 2003 ... National Penn Bancshares, Inc., the parent company of National Penn Bank, Panasia Bank N.A., and Investors Trust Company, reported that net income per diluted share for the year ended December 31, 2002 increased 11.7% to $1.72 versus $1.54 for the year 2001, and represents National Penn's twenty-fifth consecutive year of record earnings. Year 2002 net income of $36,234,000 represents a 10.7% increase over the $32,734,000 reported for 2001. These earnings represent a return on average equity of 17.4% and a return on average assets of 1.30%. Per share information has been restated for the 5% stock dividend paid on December 27, 2002.

         Net income of $9,220,000 for the fourth quarter of 2002 increased 7.2% when compared to the $8,602,000 for the three months ended December 31, 2001. These results represent a new high for National Penn's quarterly earnings, and the seventh consecutive quarter of record earnings.

         The company had total assets at December 31, 2002 of $2.86 billion and total deposits of $2.11 billion. The company's loan loss reserve as of December 31, 2002 was $42.6 million, which represents 2.26% of $1.89 billion total loans outstanding.

         On September 24, 2002, National Penn Bancshares, Inc. announced that an agreement had been reached to acquire FirstService Bank, Doylestown, PA. This acquisition is expected to close during the first quarter of 2003. FirstService Bank has approximately $400 million in assets.

         In the September 2002 issue of Equities Magazine, National Penn Bancshares, Inc. was named to The NASDAQ 1000 Honor Roll, a distinction that was awarded to only eighty-six other companies. The stringent requirements to be included in the Honor Roll include a year-over-year improvement in assets, revenues, earnings and net income and comprises the best of the best in terms of 12-month financial and stock market performance.

         On December 18, 2002, the Board of Directors declared a quarterly cash dividend of $0.23 per share, payable February 17, 2003 to shareholders of record on January 31, 2003. National Penn Bancshares, Inc. and its predecessor bank have paid cash dividends without interruption for over 127 years, and have completed twenty-five consecutive years of increased cash dividends.

         National Penn Bancshares, Inc. (Nasdaq: NPBC) is a $2.9 billion financial services company headquartered in Boyertown, PA. NPBC currently operates 58 community offices in southeastern Pennsylvania through National Penn Bank and two community offices in southeastern Pennsylvania through Panasia Bank N.A. Panasia Bank N.A. also operates four community offices in the northern New Jersey marketplace and one office in Annandale, Virginia. Trust and investment management services are provided through Investors Trust Company; brokerage services are provided through Penn Securities, Inc.; mortgage banking activities are provided through Penn 1st Financial Services, Inc.; and leasing products are offered through National Penn Leasing Company. National Penn Bancshares, Inc. common stock is traded on the Nasdaq Stock Market under the symbol "NPBC." Additional information about the National Penn family is available on National Penn's website at www.nationalpennbancshares.com.
                  ------------------------------
                                     # # #

National Penn Bancshares, Inc.

Contact:  Gary L. Rhoads, 610-369-6341

Exchange Listing Nasdaq "NPBC"


(Dollars in thousands, except per share data)
                                                Three Months Ended December 31,            Twelve Months Ended December 31,
                                                 2002                     2001               2002                   2001
------------------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF CONDITION
------------------------------------------------------------------------------------------------------------------------------------

Total assets                                                                               $2,858,262            $2,727,482
Total deposits                                                                              2,112,640             2,076,795
Total loans                                                                                 1,885,574             1,856,369
Total shareholders' equity                                                                    222,360               195,682
Book value per share                                                                            10.74                  9.35

------------------------------------------------------------------------------------------------------------------------------------
EARNINGS
------------------------------------------------------------------------------------------------------------------------------------
Total interest income                             $43,082                 $44,980            $173,010              $188,497
Total interest expense                             14,752                  19,309              63,446                92,512
------------------------------------------------------------------------------------------------------------------------------------
Net Interest Income                                28,330                  25,671             109,564                95,985
Provision for loan losses                           2,750                   2,500              14,000                 9,000
------------------------------------------------------------------------------------------------------------------------------------
Net interest income after provision
  for loan losses                                  25,580                  23,171              95,564                86,985
Other income                                       10,649                   8,776              39,847                34,502
Other expenses                                     24,724                  22,117              89,831                80,723
------------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                         11,505                   9,830              45,580                40,764
Income taxes                                        2,285                   1,228               9,346                 8,030
------------------------------------------------------------------------------------------------------------------------------------
Net income                                         $9,220                  $8,602             $36,234               $32,734
------------------------------------------------------------------------------------------------------------------------------------

Return on average assets                                                                        1.30%                 1.25%
Return on average shareholders' equity                                                          17.4%                 16.8%
Average shares - basic                                                                     20,777,811            20,984,403
Average shares - diluted                                                                   21,050,447            21,234,120
------------------------------------------------------------------------------------------------------------------------------------
PER SHARE
------------------------------------------------------------------------------------------------------------------------------------
Basic earnings                                      $0.44                   $0.41               $1.74                 $1.56
Diluted earnings                                     0.44                    0.40                1.72                  1.54
Dividends paid in cash                               0.22                    0.20                0.85                  0.79




Financial information restated to include a 5% stock dividend issued December 27, 2002.



                                                                       AS OF         AS OF        AS OF        AS OF        AS OF
BALANCE SHEET - ASSETS ($000s)                                        3/31/02       6/30/02      9/30/02     12/31/02     12/31/01


        Cash & Cash Equivalents                                     $    64,089     $ 97,815    $ 162,866    $ 134,447    $ 107,798
                                                                    ------------ ------------ ------------ ------------ ------------
        Trading Account Securities                                            -            -            -            -            -
                                                                    ------------ ------------ ------------ ------------ ------------
        Securities Available for Sale                                   684,614      756,645      763,103      733,774      658,581
                                                                    ------------ ------------ ------------ ------------ ------------
        Held to Maturity Securities                                           -            -            -            -            -
                                                                    ------------ ------------ ------------ ------------ ------------
        Other Securities                                                      -            -            -            -            -
                                                                    ------------ ------------ ------------ ------------ ------------
        Total Securities                                                684,614      756,645      763,103      733,774      658,581
                                                                    ------------ ------------ ------------ ------------ ------------
        Total Cash and Securities                                       748,703      854,460      925,969      868,221      766,379
                                                                    ------------ ------------ ------------ ------------ ------------
        Loans & Leases Held for Investment*                           1,839,390    1,826,088    1,837,130    1,832,582    1,856,369
                                                                    ------------ ------------ ------------ ------------ ------------
        Loans & Leases Held for Sale*                                     3,595        1,987       32,028       52,992            -
                                                                    ------------ ------------ ------------ ------------ ------------
        Total Loans and Leases*                                       1,842,985    1,828,075    1,869,158    1,885,574    1,856,369
                                                                    ------------ ------------ ------------ ------------ ------------
        *Indicates data net of discount, gross of reserve
        Loan Loss Reserve                                               (40,750)     (42,720)     (42,323)     (42,587)     (42,207)
                                                                    ------------ ------------ ------------ ------------ ------------
        Goodwill                                                         19,203       19,203       20,169       20,170       19,202
                                                                    ------------ ------------ ------------ ------------ ------------
        Other Intangibles                                                 1,140        1,103        1,253        1,211        1,178
                                                                    ------------ ------------ ------------ ------------ ------------
        Total Intangible Assets                                          20,343       20,306       21,422       21,381       20,380
                                                                    ------------ ------------ ------------ ------------ ------------
        Mortgage Servicing Rights                                             -            -            -            -            -
                                                                    ------------ ------------ ------------ ------------ ------------
        Purchased Credit Card Relationships                                   -            -            -            -            -
                                                                    ------------ ------------ ------------ ------------ ------------
        Real Estate Owned & Held for Investment                           6,411        5,863        5,721          318        1,013
                                                                    ------------ ------------ ------------ ------------ ------------
        Other Assets                                                    125,030      119,615      115,460      125,355      125,548
                                                                    ------------ ------------ ------------ ------------ ------------
        Total Assets                                                $ 2,702,722  $ 2,785,599  $ 2,895,407  $ 2,858,262  $ 2,727,482
                                                                    ------------ ------------ ------------ ------------ ------------

BALANCE SHEET - LIABILITIES ($000S)
        Deposits                                                    $ 1,998,047  $ 2,074,239  $ 2,134,180  $ 2,112,640  $ 2,076,795
                                                                    ------------ ------------ ------------ ------------ ------------
        Borrowings                                                      438,913      433,990      412,755      433,642      388,180
                                                                    ------------ ------------ ------------ ------------ ------------
        Trust Preferred Securities                                       40,250       40,250      103,500       63,250       40,250
                                                                    ------------ ------------ ------------ ------------ ------------
        Other Liabilities                                                27,911       28,293       24,745       26,370       26,575
                                                                    ------------ ------------ ------------ ------------ ------------
        Total Liabilities                                           $ 2,505,121  $ 2,576,772  $ 2,675,180  $ 2,635,902  $ 2,531,800
                                                                    ------------ ------------ ------------ ------------ ------------

BALANCE SHEET - EQUITY ($000s)
        Redeemable Preferred Stock                                  $         -   $         -  $        -  $         -   $        -
                                                                    ------------ ------------ ------------ ------------ ------------
        Preferred Equity                                            $         -   $         -  $        -  $         -   $        -
                                                                    ------------ ------------ ------------ ------------ ------------
        Common Equity                                               $   197,601   $  208,827   $  220,227  $   222,360   $  195,682
                                                                    ------------ ------------ ------------ ------------ ------------

MEMO ITEMS
        Accumulated other comprehensive income                      $     4,402   $   11,724   $   20,611  $    19,296   $    3,119
                                                                    ------------ ------------ ------------ ------------ ------------
        Publicly Reported Book Value Per Share (1)                  $      9.50   $    10.03   $    10.60  $     10.74   $     8.90
                                                                    ------------ ------------ ------------ ------------ ------------
        EOP Common Shares Outstanding (excluding Treasury shares)(1) 20,813,010   20,827,449   20,778,268   20,699,782   20,923,206
                                                                    ------------ ------------ ------------ ------------ ------------
        Treasury Shares Held By Company                                 226,821      213,069      241,707            -      121,827
                                                                    ------------ ------------ ------------ ------------ ------------
        Did you announce a repurchase plan during this period?               No          Yes           No           No           NO
                                                                    ------------ ------------ ------------ ------------ ------------
        Number of Shares to be Repurchased in Plan                      975,000    1,000,000    1,000,000    1,000,000            -
                                                                    ------------ ------------ ------------ ------------ ------------
        Number of Shares Repurchased During Period                      340,410      173,001      187,761      125,010      198,289
                                                                    ------------ ------------ ------------ ------------ ------------
        Average Price of Repurchased Shares                               22.74        26.81        25.63        25.47        23.54
                                                                    ------------ ------------ ------------ ------------ ------------


        (1) restated for 5% stock dividend paid December 27, 2002.




                                                        FOR QUARTER    FOR QUARTER   FOR QUARTER  FOR QUARTER   FOR YEAR     YEAR
                                                           ENDED          ENDED        ENDED        ENDED        ENDED       ENDED
INCOME STATEMENT ($000s)                                  3/31/02        6/30/02      9/30/02      12/31/02    12/31/02    12/31/01

        Interest Income                                 $    43,466   $    43,208  $   43,254  $    43,082   $  173,010  $  188,497
                                                        ------------  ------------ ----------- ------------  ----------- -----------
        Interest Expense                                     16,684        15,830      16,180       14,752       63,446      92,512
                                                        ------------  ------------ ----------- ------------  ----------- -----------
        Net Interest Income                                  26,782        27,378      27,074       28,330      109,564      95,985
                                                        ------------  ------------ ----------- ------------  ----------- -----------
        FTE adjustment                                        1,964         1,795       2,039        1,956        7,754       7,457
                                                        ------------  ------------ ----------- ------------  ----------- -----------
        Net Interest Income (FTE)                            28,746        29,173      29,113       30,286      117,318     103,442
                                                        ------------  ------------ ----------- ------------  ----------- -----------
        Loan Loss Provision                                   3,950         2,800       4,500        2,750       14,000       9,000
                                                        ------------  ------------ ----------- ------------  ----------- -----------
        Investment Securities Trans.                           (250)            -         367           97          214         334
                                                        ------------  ------------ ----------- ------------  ----------- -----------
        Nonrecurring Income                                       -             -           -            -            -           -
                                                        ------------  ------------ ----------- ------------  ----------- -----------
        Nonrecurring Expense                                      -             -           -            -            -           -
                                                        ------------  ------------ ----------- ------------  ----------- -----------
        Trading Account Income                                    -             -           -            -            -           -
                                                        ------------  ------------ ----------- ------------  ----------- -----------
        Foreign Exchange Income                                   -             -           -            -            -           -
                                                        ------------  ------------ ----------- ------------  ----------- -----------
        Trust Revenue                                         1,318         1,420       1,298        1,278        5,314       5,172
                                                        ------------  ------------ ----------- ------------  ----------- -----------
        Service Charges on Deposits                           2,925         3,079       3,218        3,434       12,656      10,343
                                                        ------------  ------------ ----------- ------------  ----------- -----------
        Mortgage Banking Income                                 918         1,106       1,603        2,052        5,679       4,553
                                                        ------------  ------------ ----------- ------------  ----------- -----------
        Fee Income from Investment Product Sales                646           498         603          464        2,211       1,885
                                                        ------------  ------------ ----------- ------------  ----------- -----------
        Other Noninterest Income                              3,588         3,465       3,396        3,324       13,773      12,215
                                                        ------------  ------------ ----------- ------------  ----------- -----------
        Total Noninterest Income
                (excludes securities gains/losses)            9,395         9,568      10,118       10,552       39,633      34,168
                                                        ------------  ------------ ----------- ------------  ----------- -----------
        Employee Comp. & Benefit Expense                     12,081        11,659      12,243       13,149       49,132      44,831
                                                        ------------  ------------ ----------- ------------  ----------- -----------
        Occupancy & Equipment Expense                         3,028         3,042       3,432        4,316       13,818      12,147
                                                        ------------  ------------ ----------- ------------  ----------- -----------
        Foreclosed Property Expense                               -             -           -            -            -           -
                                                        ------------  ------------ ----------- ------------  ----------- -----------
        Amortization of Intangibles                              37            37          38           41          153       1,567
                                                        ------------  ------------ ----------- ------------  ----------- -----------
        (Excludes Servicing and Credit Card Intangibles)                        -           -
        Other Noninterest Expense                             5,861         7,769       5,880        7,218       26,728      22,178
                                                        ------------  ------------ ----------- ------------  ----------- -----------
        Total Noninterest Exp.                               21,007        22,507      21,593       24,724       89,831      80,723
                                                        ------------  ------------ ----------- ------------  ----------- -----------
        Minority Interest Expense                                 -             -           -            -            -           -
                                                        ------------  ------------ ----------- ------------  ----------- -----------
        Net Income Before Taxes                              10,970        11,639      11,466       11,505       45,580      40,764
                                                        ------------  ------------ ----------- ------------  ----------- -----------
        Tax Provision                                         2,205         2,601       2,255        2,285        9,346       8,030
                                                        ------------  ------------ ----------- ------------  ----------- -----------
        Net Inc. Before Extraordinary Items                   8,765         9,038       9,211        9,220       36,234      32,734
                                                        ------------  ------------ ----------- ------------  ----------- -----------
        Extraordinary & After-Tax Items                           -             -           -            -            -           -
                                                        ------------  ------------ ----------- ------------  ----------- -----------
        Net Income                                      $     8,765   $     9,038  $    9,211  $     9,220   $   36,234  $   32,734
                                                        ------------  ------------ ----------- ------------  ----------- -----------

        EARNINGS PER SHARE:

        Basic before extraordinary (1)                  $      0.42   $      0.44  $     0.44  $      0.44   $     1.74  $     1.56
                                                        ------------  ------------ ----------- ------------  ----------- -----------
        Diluted before extraordinary (1)                $      0.41   $      0.43  $     0.44  $      0.44   $     1.72  $     1.54
                                                        ------------  ------------ ----------- ------------  ----------- -----------
        Basic after extraordinary (1)                   $      0.42   $      0.44  $     0.44  $      0.44   $     1.74  $     1.56
                                                        ------------  ------------ ----------- ------------  ----------- -----------
        Diluted after extraordinary (1)                 $      0.41   $      0.43  $     0.44  $      0.44   $     1.72  $     1.54
                                                        ------------  ------------ ----------- ------------  ----------- -----------
        Dividends per Common Share (1)                  $      0.21   $      0.21  $     0.21  $      0.22   $     0.85  $     0.79
                                                        ------------  ------------ ----------- ------------  ----------- -----------
        Average Shares Basic (1)                         20,791,838    20,818,550  20,810,208   20,691,394   20,777,811  20,984,403
                                                        ------------  ------------ ----------- ------------  ----------- -----------
        Average Shares Diluted (1)                       21,831,430    21,859,478  21,850,718   20,969,471   21,050,447  21,234,120
                                                        ------------  ------------ ----------- ------------  ----------- -----------
        Dividends on Preferred Stock ($000s)            $         -   $         -  $        -   $        -   $        -  $        -
                                                        ------------  ------------ ----------- ------------  ----------- -----------


        (1) restated for 3% stock dividend paid December 27, 2001.




AVERAGE BALANCE SHEET ($OOOs)
                                                As of        For QTR         For QTR       For QTR       For QTR        For QTR
                                               12/31/02    Ended 3/31/02   Ended 6/30/02 Ended 9/30/02 Ended 12/31/02 Ended 12/31/01
                                              (YTD AVG)     QTRLY AVG        QTRLY AVG    QTRLY AVG      QTRLY AVG     QTRLY AVG
                                            ------------  -------------    -----------    ----------   ------------   -----------
        Total Loans (net of unearned)         1,839,916      1,852,724      1,817,351     1,832,449      1,857,174     1,832,557
                                            ------------  -------------    -----------    ----------   ------------   -----------
        Loan Loss Reserve                       (43,028)       (43,336)       (41,965)      (43,620)       (43,186)      (41,879)
                                            ------------  -------------    -----------    ----------   ------------   -----------
        Investment Securities
            (incl. trading assets)              722,499        690,648        717,639       750,621        730,343       705,454
                                            ------------  -------------    -----------    ----------   ------------   -----------
        Other Earning Assets                     56,539          7,280         20,694        95,227        101,493        10,745
                                            ------------  -------------    -----------    ----------   ------------   -----------

        Total Earning Assets
            (net of loan loss reserve)        2,575,926      2,507,316      2,513,719     2,634,677      2,645,824     2,506,877
                                            ------------  -------------    -----------    ----------   ------------   -----------
        Total Assets                          2,792,056      2,718,085      2,725,357     2,845,226      2,877,224     2,698,985
                                            ------------  -------------    -----------    ----------   ------------   -----------

        Savings                                 122,278        118,641        125,760       122,476        122,194       111,151
                                            ------------  -------------    -----------    ----------   ------------   -----------
        NOW Accounts                            315,456        266,113        288,517       327,597        378,229       244,566
                                            ------------  -------------    -----------    ----------   ------------   -----------
        Money Market Accounts                   460,417        447,196        439,778       470,333        483,849       424,132
                                            ------------  -------------    -----------    ----------   ------------   -----------
        Certificates                            854,490        883,921        868,632       860,957        805,245       943,716
                                            ------------  -------------    -----------    ----------   ------------   -----------

        Total Int. Bearing Deposits           1,752,641      1,715,871      1,722,687     1,781,363      1,789,517     1,723,565
                                            ------------  -------------    -----------    ----------   ------------   -----------

        Non-Interest Bearing Deposits           320,740        306,220        317,046       326,205        333,136       300,883
                                            ------------  -------------    -----------    ----------   ------------   -----------
        Total Deposits                        2,073,381      2,022,091      2,039,733     2,107,568      2,122,653     2,024,448
                                            ------------  -------------    -----------    ----------   ------------   -----------

        Short-Term Borrowings                   245,406        260,450        232,703       235,312        253,345       262,326
                                            ------------  -------------    -----------    ----------   ------------   -----------
        Long-Term Borrowings                    238,439        209,314        225,230       260,543        257,894       181,614
                                            ------------  -------------    -----------    ----------   ------------   -----------
        Total Int. Bearing Liabilities
            (incl. non-int bearing deposits)  2,557,226      2,491,855      2,497,666     2,603,423      2,633,892     2,468,388
                                            ------------  -------------    -----------    ----------   ------------   -----------
        Total Int. Bearing Liabilities        2,236,486      2,185,635      2,180,620     2,277,218      2,300,756     2,167,505
                                            ------------  -------------    -----------    ----------   ------------   -----------
        Total Shareholder's Equity              208,702        199,451        201,994       215,100        217,989       205,394
                                            ------------  -------------    -----------    ----------   ------------   -----------






                                 FOR QUARTER      FOR QUARTER      FOR QUARTER      FOR QUARTER       FOR YEAR            YEAR
                                    ENDED            ENDED            ENDED            ENDED            ENDED            ENDED
CHARGEOFFS ($000s)                 3/31/02          6/30/02          9/30/02         12/31/02         12/31/02          12/31/01

        Loan Chargeoffs                $ 5,662          $ 1,524          $ 5,345          $ 3,255         $ 15,786          $ 9,234
                                 -------------- ---------------- ---------------- ---------------- ----------------  ---------------
        Recoveries on Loans            $   255          $   694          $   448          $   769         $  2,166          $ 3,408
                                 -------------- ---------------- ---------------- ---------------- ----------------  ---------------
        Net Loan Chargeoffs            $ 5,407          $   830          $ 4,897          $ 2,486         $ 13,620          $ 5,826
                                 -------------- ---------------- ---------------- ---------------- ----------------  ---------------


                                                AS OF            AS OF            AS OF            AS OF            AS OF
ASSET QUALITY AND OTHER DATA ($000s)           3/31/02          6/30/02          9/30/02         12/31/02         12/31/01

        Nonaccrual Loans                          $ 24,242         $ 20,981         $ 19,970         $ 14,639         $ 15,988
                                             -------------- ---------------- ---------------- ---------------- ----------------
        Renegotiated Loans                               -                -                -                -                -
                                             -------------- ---------------- ---------------- ---------------- ----------------
        Other Real Estate Owned                      6,411            5,863            5,721              318            1,013
                                             -------------- ---------------- ---------------- ---------------- ----------------
        Total Nonperforming Assets                  30,653           26,844           25,691           14,957           17,001
                                             ------------------------------- ---------------- ---------------- ----------------
        Loans 90+ Days Past Due
                & Still Accruing                     1,177              467            1,902              987           11,794
                                             -------------- ---------------- ---------------- ---------------- ----------------
        NPAs plus Loans over 90                   $ 31,830         $ 27,311         $ 27,593         $ 15,944         $ 28,795
                                             -------------- ---------------- ---------------- ---------------- ----------------


                                                AS OF            AS OF            AS OF            AS OF            AS OF
REGULATORY CAPITAL DATA ($000s)                3/31/02          6/30/02          9/30/02         12/31/02         12/31/01

        Tier 1 Capital                         $  213,105       $  217,048       $  241,443      $   244,932       $  212,427
                                             -------------- ---------------- ---------------- ---------------- ----------------
        Tier 1 Ratio (%)                            10.59%           10.74%           11.66%           11.81%           10.53%
                                             -------------- ---------------- ---------------- ---------------- ----------------
        Total Capital (Tier 1 + Tier 2)        $   239,304      $   243,053      $   267,821     $    271,184      $   238,304
                                             -------------- ---------------- ---------------- ---------------- ----------------
        Total Capital Ratio (%)                     11.89%           12.02%           12.94%           13.08%           11.82%
                                             -------------- ---------------- ---------------- ---------------- ----------------
        Total Risk-Adjusted Assets             $ 2,012,492      $ 2,021,509      $ 2,070,464     $  2,073,210      $ 2,016,946
                                             -------------- ---------------- ---------------- ---------------- ----------------
        Tier 1 Leverage Ratio                        7.93%            8.05%            8.62%            8.66%            7.99%
                                             -------------- ---------------- ---------------- ---------------- ----------------



                                                         AS OF            AS OF            AS OF            AS OF
SUPPLEMENTAL DATA ($000s)                               3/31/02          6/30/02          9/30/02         12/31/02


        1-4  Family Mortgage Loans Serviced
                For Others                                $ 173,859        $ 200,574        $ 152,812        $ 135,769
                                                      -------------- ---------------- ---------------- ----------------
        Propriety Mutual Fund Balances                    $       -      $         -         $      -      $         -
                                                      -------------- ---------------- ---------------- ----------------
        (Net Asset Value in $000s)
        Held to Maturity Securities (
                Fair Value)                               $       -      $         -         $      -      $         -
                                                      -------------- ---------------- ---------------- ----------------
        Return on Avg. Assets                                 1.29%            1.31%            1.30%            1.30%
                                                      -------------- ---------------- ---------------- ----------------
        Return on Avg. Equity                                 17.6%            17.7%            17.5%            17.4%
                                                      -------------- ---------------- ---------------- ----------------
        Preferred Stock Dividends (total $ in period)     $       -      $         -         $      -      $         -
                                                      -------------- ---------------- ---------------- ----------------
        Common Stock Dividends (total $ in period)        $   4,364      $     4,363         $  4,365      $     4,571
                                                      -------------- ---------------- ---------------- ----------------
        One Year Cumulative Repricing Gap                 $  59,077      $   164,137         $309,134      $   401,185
                                                      -------------- ---------------- ---------------- ----------------
        EOP Employees (Full Time Equivalent)                    806              836              829              840
                                                      -------------- ---------------- ---------------- ----------------






                                                                           AS OF            AS OF            AS OF           AS OF
PERIOD END BALANCES:                                                      3/31/02          6/30/02          9/30/02         12/31/02

Loan Breakdown: (regulatory)
        Commercial/Industrial                                       $  325,758   $      329,507    $     341,606    $    341,087
                                                                    ----------- ---------------- ---------------- ---------------
        Commercial Real Estate                                         608,831          619,365          617,287         631,877
                                                                    ----------- ---------------- ---------------- ---------------
        Residential Mortgage (including multi-family)                  480,145          453,950          471,512         486,854
                                                                    ----------- ---------------- ---------------- ---------------
        Real Estate Construction (and Land Development)                131,658          131,509          140,574         122,129
                                                                    ----------- ---------------- ---------------- ---------------
        Home Equity (revolving and 2nd lien)                           182,122          183,923          203,562         210,977
                                                                    ----------- ---------------- ---------------- ---------------
        Consumer (Loans to Individuals)                                 71,975           61,667           56,762          53,737
                                                                    ----------- ---------------- ---------------- ---------------
        Bank Card                                                            -                -                -               -
                                                                    ----------- ---------------- ---------------- ---------------
        Foreign                                                              -                -                -               -
                                                                    ----------- ---------------- ---------------- ---------------
                                                        (Other)         42,496           48,154           37,855          38,913
        ------------------------------------------------            ----------- ---------------- ---------------- ---------------
        Total Loans (net of unearned)                                1,842,985        1,828,075        1,869,158       1,885,574
                                                                    ----------- ---------------- ---------------- ---------------
        Investment Securities (incl. trading assets)                   684,614          756,645          763,103         733,774
                                                                    ----------- ---------------- ---------------- ---------------
        Other Earning Asset                                              3,589           21,959           79,151          50,616
                                                                    ----------- ---------------- ---------------- ---------------
        Total Earning Assets (net of loan loss reserve)              2,490,437        2,563,959        2,669,089       2,627,377
                                                                    ----------- ---------------- ---------------- ---------------
        Total Assets                                                 2,702,722        2,785,599        2,895,407       2,858,262
                                                                    ----------- ---------------- ---------------- ---------------
Deposit Breakdown:
        Savings                                                        122,988          125,436          120,991         123,440
                                                                    ----------- ---------------- ---------------- ---------------
        NOW Accounts                                                   273,641          297,189          374,327         390,067
                                                                    ----------- ---------------- ---------------- ---------------
        Money Market Accounts                                          441,385          451,385          469,835         479,861
                                                                    ----------- ---------------- ---------------- ---------------
        Certificates                                                   617,718          606,477          580,708         765,419
                                                                    ----------- ---------------- ---------------- ---------------
        CDs>$100m                                                      240,879          263,514          253,078               -
                                                                    ----------- ---------------- ---------------- ---------------
        Foreign CDs                                                          -                -
                                                                    ----------- ---------------- ---------------- ---------------
                                                        (as needed)          -                -                -               -
        ------------------------------------------------            ----------- ---------------- ---------------- ---------------
Total Int. Bearing Deposits                                          1,696,611        1,744,001        1,798,939       1,758,787
                                                                    ----------- ---------------- ---------------- ---------------
        Non-Interest Bearing Deposits                                  301,436          330,238          335,241         353,853
                                                                    ----------- ---------------- ---------------- ---------------
Total Deposits                                                       1,998,047        2,074,239        2,134,180       2,112,640
                                                                    ----------- ---------------- ---------------- ---------------
        Short-Term Borrowings                                          265,256          236,651          241,734         263,939
                                                                    ----------- ---------------- ---------------- ---------------
        Long-Term Debt                                                 213,907          237,589          274,521         232,953
                                                                    ----------- ---------------- ---------------- ---------------
Total Int. Bearing Liabilities
                (incl. non-int bearing deposits)                     2,477,210        2,548,479        2,650,435       2,609,532
                                                                    ----------- ---------------- ---------------- ---------------
Total Int. Bearing Liabilities                                       2,175,774        2,218,241        2,315,194       2,255,679
                                                                    ----------- ---------------- ---------------- ---------------
Total Stockholders Equity                                           $  197,601   $      208,827    $     220,227    $    222,360
                                                                    ----------- ---------------- ---------------- ---------------



                                                                  AS OF             AS OF            AS OF            AS OF
PERIOD END BALANCES:                                             3/31/02           6/30/02          9/30/02         12/31/02

Loan Breakdown: (internal)
        Business Purpose Loans                                     $  674,857      $   694,759      $   697,602      $   708,596
                                                             ----------------- ---------------- ---------------- ----------------
        Residential Mortgage                                          230,064          194,938          224,422          252,031
                                                             ----------------- ---------------- ---------------- ----------------
        Commercial Real Estate, Construction and Land Dev             655,964          665,411          674,832          661,328
                                                             ----------------- ---------------- ---------------- ----------------
        Consumer (loans to Individual)                                282,100          272,967          272,302          263,619
                                                             ----------------- ---------------- ---------------- ----------------
        Total Loans (net of unearned)                              $1,842,985      $ 1,828,075      $ 1,869,158      $ 1,885,574
                                                             ----------------- ---------------- ---------------- ----------------






BALANCE AND YIELD/COST ANALYSIS:         AS OF                AS OF                     AS OF                      AS OF
(Qtr Avg)                                3/31/02             6/30/02                   9/30/02                   12/31/02
                                       Avg Balance   Yield   Avg Balance   Yield   Avg Balance   Yield     Avg Balance    Yield

Total Loans (net of unearned)         $ 1,852,724    7.43%  $ 1,817,351     7.36%  $1,832,449     7.13%   $ 1,857,174     7.15%
                                     ------------- -------- ------------ --------- ----------- --------- -------------  --------
Investment Securities
    (incl. trading assets)                690,648    6.72%      717,639     6.47%     750,621     6.31%       730,343     6.08%
                                     ------------- -------- ------------ --------- ----------- --------- -------------  --------
Other Earning Assets                        7,280    2.51%       20,694     1.40%      95,227     1.73%       101,493     1.42%
                                     ------------- -------- ------------ --------- ----------- --------- -------------  --------

Total Earning Assets                    2,550,652    7.22%    2,555,684     7.06%   2,678,297     6.71%     2,689,010     6.64%
                                     ------------- -------- ------------ --------- ----------- --------- -------------  --------
Total Earning Assets
    (net of loan loss reserve)          2,507,316    7.35%    2,513,719     7.18%   2,634,677     6.82%     2,645,824     6.75%
                                     ------------- -------- ------------ --------- ----------- --------- -------------  --------
Total Assets                            2,718,085    6.78%    2,725,357     6.62%   2,845,226     6.32%     2,877,224     6.21%
                                     ------------- -------- ------------ --------- ----------- --------- -------------  --------

Savings                                   118,641    0.89%      125,760     0.89%     122,476     0.86%       122,194     0.77%
                                     ------------- -------- ------------ --------- ----------- --------- -------------  --------
NOWAccounts                               266,113    1.34%      288,517     1.28%     327,597     1.31%       378,229     1.29%
                                     ------------- -------- ------------ --------- ----------- --------- -------------  --------
Money Market Accounts                     447,196    1.18%      439,778     1.20%     470,333     1.27%       483,849     1.10%
                                     ------------- -------- ------------ --------- ----------- --------- -------------  --------
Certificates                              883,921    4.54%      868,632     4.11%     860,957     3.79%       805,245     3.52%
                                     ------------- -------- ------------ --------- ----------- --------- -------------  --------

Total Int. Bearing Deposits             1,715,871    2.91%    1,722,687     2.66%   1,781,363     2.47%     1,789,517     2.21%
                                     ------------- -------- ------------ --------- ----------- --------- -------------  --------

Non-Interest Bearing Deposits             306,220               317,046               326,205                 333,136
                                     ------------- -------- ------------           -----------           -------------
Total Deposits                          2,022,091    2.47%    2,039,733     2.25%   2,107,568     2.09%     2,122,653     1.86%
                                     ------------- -------- ------------ --------- ----------- --------- -------------  --------

Short-Term Borrowings                     260,450    1.88%      232,703     1.90%     235,312     1.88%       253,345     1.67%
                                     ------------- -------- ------------ --------- ----------- --------- -------------  --------
Long-Term Borrowings                      209,314    6.10%      225,230     5.89%     260,543     6.07%       257,894     5.74%
                                     ------------- -------- ------------ --------- ----------- --------- -------------  --------
Total Int. Bearing Liabilities
    (incl. non-int bearing deposits)    2,491,855    2.72%    2,497,666     2.54%   2,603,423     2.47%     2,633,892     2.22%
                                     ------------- -------- ------------ --------- ----------- --------- -------------  --------
Total Int. Bearing Liabilities          2,185,635    3.10%    2,180,620     2.91%   2,277,218     2.82%     2,300,756     2.54%
                                     ------------- -------- ------------ --------- ----------- --------- -------------  --------
Total Shareholder's Equity            $   199,451           $   201,994            $  215,100             $   217,989
                                     ------------- -------- ------------           -----------           -------------

Net Yield on Earning Assets
     (net of loan loss reserve): (Margin)            4.65%                  4.65%                 4.38%                   4.54%
                                                   --------              ---------             ---------                --------
Net Yield on Earning Assets: (Margin)                4.57%                  4.58%                 4.31%                   4.47%
                                                   --------              ---------             ---------                --------


STATES OF OPERATION AND BANKING OFFICES BY STATE (LATEST AVAILABLE DATA)

              State        Number of Full Service Banking Offices (Domestic and in the U.S. Territories)

              1. PA                                                                             60
              ------                                                               ----------------
Total Number of Banking Offices                                                                 60
                                                                                   ----------------
Total Number of Insured Subsidiaries (Bank & Thrift Subsidiaries)                                1
                                                                                   ----------------
Total Number of ATMs                                                                            66
                                                                                   ----------------

              2. NJ                                                                              4
              ------                                                               ----------------
Total Number of Banking Offices                                                                  4
                                                                                   ----------------
Total Number of Insured Subsidiaries (Bank & Thrift Subsidiaries)                                1
                                                                                   ----------------
Total Number of ATMs                                                                             3
                                                                                   ----------------

              2. VA                                                                              1
              ------                                                               ----------------
Total Number of Banking Offices                                                                  1
                                                                                   ----------------
Total Number of Insured Subsidiaries (Bank & Thrift Subsidiaries)                                0
                                                                                   ----------------
Total Number of ATMs                                                                             1
                                                                                   ----------------

Have you restated any prior period's financial statements for a pooling of interest and/or a change in
accounting principles? N                (Y/N) Periods Restated on this report:     __________  ___________    ___________ __________
                      ---------
Reason:  __________________________________ _____________________ ___________      __________  ___________    ___________ __________

The following disclosure is made in accordance with Rule 165 of the Securities and Exchange Commission ("SEC").

         National Penn urges shareholders of FirstService Bank and other investors to read the proxy statement/prospectus included in the registration statement on Form S-4 which National Penn filed with the SEC in connection with the proposed merger of FirstService into National Penn Bank. This proxy statement/prospectus contains important information about National Penn, FirstService Bank, the merger, the persons soliciting proxies in the merger and their interests in the merger and related matters. The proxy statement/prospectus is available for free on the SEC's web site at http://www.sec.gov. It is also be available for free from National Penn and FirstService. You may direct such a request to either of the following persons:

            A. Lee Roberts                      Sandra L. Spayd
            Secretary                           Secretary
            FirstService Bank                   National Penn Bancshares, Inc.
            152 N. Main Street                  Philadelphia and Reading Avenues
            Doylestown, PA 18901                Boyertown, PA 19512
            Phone:  (215) 230-6938              Phone:  (610) 369-6202

         In addition to the registration statement and proxy statement/prospectus, National Penn files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by National Penn at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. National Penn's filings with the SEC are also available to the public from commercial document-retrieval services and for free on the SEC's web site at http://www.sec.gov.